

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 8, 2010

<u>Via Facsimile and US Mail</u>
Mr. Geoffrey Raynor
301 Commerce Street
Suite 3200
Forth Worth TX 76102

> **Re: Cedar Fair, L.P.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed November 3, 2010 by Q Funding III, L.P.**
> **and Q4 Funding, L.P.**
> **File No. 1-09444**

Dear Mr. Raynor:

We have conducted a limited review of the amended filing listed above and have the following comment.

<u>General</u>

1. We note your response to prior comment 3. Please revise the facing page of the Schedule 14A above the heading "Name of Person(s) Filing Proxy Statement, if other than the Registrant," to indicate that the Schedule 14A filing is being made by each of the participants. The Schedule 14A is codified as Rule 14a-101 for disclosure purposes and requires identification of all persons on the cover page of a proxy statement who are filing the proxy statement. Accordingly, all of the participants identified as such in the second paragraph under the heading "Certain Additional Information" should be included and identified as filing persons.

As appropriate, please amend your filing and promptly respond to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment and response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc:　　Brian Lane, Esq.
　　　　Gibson, Dunn & Crutcher LLP